Mail Stop 3561



      September 1, 2005


Jerry W. Throgmartin
Chief Executive Officer
Gregg Appliances, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

      Re:	Gregg Appliances, Inc.
		Amendment No. 1 to Registration Statement on Form S-4
      Filed August 18, 2005
		File No. 333-126486

Dear Mr. Throgmartin:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Summary, page 1
1. Please refer to comment 5 in our letter dated August 5, 2005. We note that you have retained much of the disclosure appearing under the captions "Competitive Strengths" and "Business Strategy." Please delete this disclosure as requested previously.

2. Please refer to comment 6 in our letter dated August 5, 2005. Please substantiate or delete your references to "premium" products.
3. Please refer to comment 7 in our letter dated August 5, 2005. As requested previously, please provide support for the qualitative and comparative statements contained in the summary and throughout your prospectus. We note the following statements:
* We have one of the most extensive product and brand offerings of premium video products and home appliances. We estimate that in the
United States, we are a top three retailer for Hitachi and a top four retailer for each of Frigidaire, Whirlpool, JVC and Mitsubishi. - page 2
* We garnered a 14% market share in major appliances, achieving a top three market position in less than a year, according to an Atlantic
Market Assessment of Appliance Market Share, a study prepared by Strategic Marketing & Research Inc. based in Indiana. - page 45

In addition to the examples above, we also note various citations to the NPD Group, CEA, and AHAM for the statistical information appearing under the caption "Industry Overview" beginning on page 60.
Clearly mark your support or provide pages references in your response to the sections you rely upon for each specific statement.
To the extent you are unable to provide support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

Terms of the Exchange Notes, page 9
4. In the discussion under the caption "Ranking" appearing on page
9,
you state that you also have $18 million of debt outstanding. Although the carrying value of the debt may only be $18 million, the obligation is to repay $25 million. Please revise to disclose the amount of the obligation or advise.
Risk Factors, page 15
5. We note disclosure appearing on page 65 in the "Business" section indicating that one of your vendors, Whirlpool, represented more than
10% of your total purchases in fiscal 2005. It appears that this disclosure should be specifically referenced in this risk factor. Please advise or revise your disclosure as appropriate.


Selected Historical Consolidated Financial and Other Data, page 40
6. We note that you have not prominently presented amounts for the three major categories of the statement of cash flows. It appears this information is required to comply with Question 12 of Frequently
Asked Questions Regarding the Use the Use of Non-GAAP Financial Measures which is available at www.sec.gov. Please revise or advise.
7. Please provide a reconciliation of historical interest expense with cash interest expense. It appears that the items that you exclude from the measure will require cash settlement and are recurring. Item 10(e)(1)(ii)(B) of Regulation S-K prohibits the use of measures that eliminate charges likely to recur within two years.
Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the use of measures that exclude charges that required, or will require, cash settlement.
Please tell us in more detail why you believe that it is appropriate to present this measure or revise.
8. With respect to note (4) to the table and adjusted EBITDA, it appears that you continue to assert that adjusted EBITDA is a liquidity measure. Since adjusted EBITDA excludes certain charges that require cash settlement it is not appropriate to present adjusted EBITDA as a liquidity measure and make disclosures that suggest that adjusted EBITDA is a liquidity measure. As such, modify your disclosure as follows:
* Remove references to adjusted EBITDA from note (4);
* Create a new note that discusses only adjusted EBITDA;
* Reconcile adjusted EBITDA to net income;
* Ensure that your disclosure discusses the material limitations of adjusted EBITDA, such as the measure excludes recurring expenditures for interest and taxes;
* Ensure that you disclose how management uses the measure;
* Ensure you disclose the limitations of the measure.
9. With respect to the measures of adjusted rent, adjusted capital expenditures, and adjusted cash interest, please remove these items.
It appears that these measures are effectively pro forma presentations of individual financial statement line items. We note that it is not appropriate to present pro forma information for periods in excess of one complete fiscal year. Conversely, Item 10(e) of Regulation S-K requires that you do not present measures that exclude recurring charges. You have not disclosed how management uses this item and we have difficulty understanding how this measure could be useful to management.

Material United States Federal Income Tax Consequences, page 139
10. Please refer to comment 38 in our letter dated August 5, 2005. As requested previously, please delete the term "certain" from the first sentence under the caption as the tax section should include a discussion of all material tax consequences of the exchange offer.
11. Please refer to comment 39 in our letter dated August 5, 2005. We note your revised disclosure that the exchange of the old notes for exchange notes under the exchange offer "generally does not" constitute a taxable exchange. The revised disclosure remains unclear as to the material tax consequences. Please fully discuss the uncertainties that underlie this statement. If appropriate, consider including a risk factor discussion regarding the uncertainty as to the tax consequences discussed in this section.

Legal Matters, page 145
12. Please refer to comment 42 in our letter dated August 5, 2005. We note your response indicating that "the aggregate holdings of employees and partners of Bingham McCutchen LLP in FS Equity Partners
V, L.P. ... is less than 0.5% of the total capitalization of FS
Equity Partners V., L.P."  Please confirm that this interest does not
exceed $50,000.  See Instruction 1 to Item 509 of Regulation    S-
K.
Financial Statements
Note 1(m) - Vendor Allowances, page F-12
13. We believe the vendor allowances are material and should be disclosed in the notes to the financial statements for each of the past three years. Please revise accordingly. In addition, we believe management`s discussion and analysis, or other appropriate section in the filing, should be expanded to discuss the number of vendors with whom you have reimbursement agreements, the length of time and conditions of the vendor agreements, a statement as to whether or not management would continue to incur the same level of advertising expenditures if vendors discontinued their reimbursement of cooperative advertising expenses, and the dollar amount of excess reimbursements over costs incurred that are recorded as a reduction of cost of sales. If you do not intend to maintain the current level of advertising in the absence of the vendor agreements, we believe you should discuss the adverse impact on revenue or other measures.
Please revise as appropriate.

Note 3 - Accounts Payable-Third Party, page F-16
14. We note your response to comment 49 in our letter dated August
5,
2005, however, it is not clear to us how your treatment complies with
SFAS 95.  In paragraph 23(a) of SFAS 95, payments on notes payable to
suppliers would be treated as operating; however, your payments are
being made to a financial institution. Please tell us how your treatment complies with SFAS 95 and any other literature you may be relying on. It may be helpful to us if you explained the business purpose of this arrangement.
Note 4 - Debt, page F-16
15. We do not agree with your conclusion in response to comment 50 in
our letter dated August 5, 2005.  We believe you need to revise the
footnotes to include the disclosures required by Rule 3-10(e) of Regulation S-X. Instruction 2 to that Rule specifically requires certain disclosures if you are omitting the condensed consolidating financial information called for by Rule 3-10(e)(4) of Regulation
S-
X.  Please revise to include the appropriate disclosures or
advise.
Exhibit 5.1
16. Please confirm to us that the reference and limitation to the internal substantive laws of the State of New York includes the statutory provisions and also all applicable provisions of the New York Constitution and reported judicial decisions interpreting these laws.
17. We note that your opinion is subject to various exceptions, qualifications and assumptions that appear overly broad and include substantial limitations. For example, we note the disclosure in paragraphs (c), (d), (e), (f), (g), and (h). Please explain and support these substantial limitations outlined in the paragraphs cited or delete the disclosure as appropriate. We also note the statement in paragraph (h) that "[w]e express no opinion...after the date hereof."  Please be aware that the opinion must speak as of the
date of effectiveness of the registration statement.   Please
revise
the opinion to delete the cited limitation.
Exhibit 5.2
18. Please delete counsel`s knowledge limitations to the matters set forth in Exhibit A.
19. We note disclosure indicating that the "opinions expressed herein...are effective only as of the date hereof." As indicated above, the opinion must speak as of the date of effectiveness. We further note that the "foregoing opinion should not be relied upon for any other purpose." Note holders are entitled to rely on this legal opinion. Please revise to delete these limitations.
Exhibit 99.1
20. Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read" all of the terms of the exchange offer.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions on the financial statements and related matters.
Please contact Matthew Benson, Staff Attorney, at (202) 551-3335, or
Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Ann Chamberlain, Esq.
	Bingham McCutchen LLP
      Fax - (212) 702-3624

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Jerry W. Throgmartin
Gregg Appliances, Inc.
September 1, 2005
Page 6